SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  November 14, 2022

Q3 2022 Earnings Presentation

November 14, 2022



Disclaimer

This presentation speaks at the date hereof, and Nu Holdings Ltd. ("The Company") is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or third-party data included in this presentation has been obtained by the Company from third-party sources; the Company can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements (the "forward-looking statements"). All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 20th, 2021. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

References in this presentation to "R$" refer to the Brazilian real, the official currency of Brazil.

Cutting Through The Cycles

Continued growth of the world's largest digital banking platform



Credit Card
Credit Card
Customers
Rewards
Bank Account
Personal Loans
Pre-Paid Card
SME Bank Account
RDB
Rewards
Bank Account
Pre-Paid Card
Personal Loans
SME Bank Account
PIX
Cognitect
PJ Bank Slip
Secured Cards
RDB Locked
Insurance
Donations - App
Nu Mexico
Nu Life
Nu Colombia
Easynvest
Ultraviolet
CC Bank Slip Pay
BNPL
FX Remittances
Auto Equity
NuLife
WhatsApp Pay
Google Pay
Apple Pay
NuLab
Automatic Paym.
Purchase Financ.
Spin Pay
PJ CC
NuSócios
Ultraviolet, BNPL, FX Remittances
easynvest
Acquisition
Boleto and Purchase Financing
Secured Credit
Open Finance
SME 1st
Street Mode
Purple Lists
Olivia
Marketplace
NuPay
NuCripto
Mobile Insurance
PIX Financing
Money Boxes
Samsung Pay
NuTap
Nunos
spin_pay
Olivia
Acquisition / Marketplace
NuPay / NuCripto
Mobile Insurance
PIX Financing
Money Boxes
0.0 0.0 0.0 0.0 0.0 0.1 0.2 0.3 0.5 0.7 1.0 1.2 1.6 1.9 2.4 3.0 3.7 4.4 5.2 6.0 7.7 11.2 15.6 20.1 23.5 26.1 29.7 33.3 37.1 41.7 48.1 53.9 59.6 65.3 70.4
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2014
2017
2020
2021
2022

Q3'22 Results

70.4MM
Customers (+46% YoY)
39% of Adult population of Brazil
82% Monthly activity rate

US$ 21.2Bn
Purchase volume (+75% FXN YoY)
12% Market share in Brazil

US$ 14.0Bn
Deposits (+73% FXN YoY)
3% Market share in Brazil

US$ 9.7Bn
Credit portfolio (+83% FXN YoY)
8% Credit card receivables market share
5% Personal loans market share

US$ 1.3Bn
Revenues (+171% FXN YoY)

US$ 7.8MM
Net income

US$ 63.1MM
Adj. Net income

Note 1: Adult population is defined as 15+ years. **Note 2:** Market Share: Purchase Volume, Deposits, Credit Card Portfolio and Unsecured Personal Loans Portfolio as of 3Q'22. **Note 3:** Products and features shown are illustrative and may not correspond to the exact period launched. **Source:** Nu, ABECS, Brazilian Central Bank and IBGE.

A Business Model That Cuts Through Multiple Products



63%
35.2 MM
57.4 MM
Q3'21
Q3'22
68%
29.3 MM
49.2 MM
Q3'21
Q3'22
48%
21.5 MM
31.8 MM
Q3'21
Q3'22
148%
2.5 MM
6.2 MM
Q3'21
Q3'22
279%
1.4 MM
5.3 MM
Q3'21
Q3'22
117%
0.6 MM
1.3 MM
Q3'21
Q3'22
+1M
0.0 MM
1.3 MM
Q3'21
Q3'22
101%
0.4 MM
0.8 MM
Q3'21
Q3'22

~57MM Active Customers

~50MM Active NuAccounts

~32MM Active Credit Card Customers

~6MM NuInvest Active Customers

~5MM Active Personal Loan Customers (11M eligible)

~1.3MM Active SME Accounts

~1.3MM NuCripto Active Customers

~0.8MM Active Insurance Policies

Source: Nu.

A Business Model That Cuts Through Multiple Geos

nu

GDP, Population (US$Tr,MM)



US$ 1.4Tr GDP
128MM People
US$ 0.2Tr GDP
51MM People
US$ 1.8Tr GDP
215MM People
nu
nu
nu

Our Markets

~60%

of Latin America GDP and Population

Customer Count Growth Since Launch

(1000 inhab. per capita)



Colombia
Mexico
Brazil
Brazil – Mar'14
Mexico – Jul'19
Colombia – Aug'20
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26
Months since launch

Note 1: 'GDP' stands for Gross Domestic Product. **Note 2:** GPD for the last twelve months as of September 2022 for Brazil, August 2022 for Colombia and July 2022 for Mexico. **Note 3:** Population as of September 2022 for Brazil and Colombia and August 2022 for Mexico. **Source:** IBGE, INEGI, DANE, Nu.

A Business Model That Cuts Through Multiple Client Segments


Distribution of Customers per Socioeconomic Class
ARPAC US$/Month
High Income
Middle Income
Low Income
8%
43%
49%
7.9
10%
50%
40%
33.4
8%
42%
50%
41.9
8%
45%
47%
45.1
11%
45%
44%
54.2
Bank 1
Bank 2
Bank 3
Bank 4

Note 1: 'ARPAC' stands for 'Average Revenue Per Active Customer'. **Note 2:** Other banks ARPAC estimation as of Q2'22. **Note 3:** Customers were categorized into socioeconomic classes in this survey based on the answers to several control questions that were correlated with income level, as: home characteristics (as number of bedrooms, bathrooms, garage etc.) and home appliances (as computers, dishwasher, refrigerator); number of cars; education level; places of vacation, among others. **Note 4:** The socioeconomic classes estimations as of Jan'22. **Source:** Morgan Stanley AlphaWise, Nu.

NPS Leadership Continues Indisputable After a Decade-Long Expansion


NPS Indexed
Nu
Avg. Fintechs
Avg. Incumbent Banks
1.00
0.54
0.25
1.00
0.57
0.48
1.00
0.51
0.56
Brazil
Mexico
Colombia

Note 1: 'NPS' stands for Net Promoter Score. **Note 2:** NPS Indexed (1=Nu's). **Note 3:** NPS as of the Q2'22. **Source:** Nu.

Superior Customer Engagement Levels
Brings Multiple Additional Growth Vectors



DAU/MAU Evolution
35.1%
37.5%
40.3%
41.8%
41.8%
47.0%
47.9%
49.9%
50.3%
50.2%
51.9%
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: 'DAU/MAU' stands for Daily Active Users to Monthly Active Users ratio. Note 2: The ratios presented are EOP and are based on a 28-day average. Source: Nu.

Q3 2022
Results



Our Model Powers Our Earnings Generating Formula

Rapidly Growing Customer Base		Increasing Revenue Per Customer		Low Cost Operating Platform		Substantial Earnings Power
ACTIVE CUSTOMERS	×	ARPAC	−	COST TO SERVE	=	nu

Strong Customer Acquisition and Activity Rate Improvement Continue



Total Customers (MM)
Active Customers (MM)
Activity Rate (%)
35.2
41.1
46.5
52.3
57.4
YoY: 46%
Active Customers YoY: 63%
48.1
53.9
59.6
65.3
70.4
73%
76%
78%
80%
82%
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: 'Active Customers' relates to all customers that have generated revenue in the last 30 calendar days, for a given measurement period. **Note 2:** 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Source:** Nu.

Compounding Effect of More Engagement And More Cross-sell Driving ARPAC Expansion

Active Customers Using NuAccount as their Primary Banking Account (%)



70%
60%
50%
40%
30%
20%
10%
0%
Jan-22
Jan-21
Jan-20
Jan-19
Jan-18
Jan-17
Total: 55%
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69

Number of Products Per Active Customer



4.0
3.0
2.0
1.0
Average: 3.7
1Q17
3Q22
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65

Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)



US$ month/ customer
$24
$23
$22
$21
$20
$19
$18
$17
$16
$15
$14
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
Avg. monthly ARPAC of $7.9/month while some mature cohorts already reach ~$22/month
Average: US$7.9
1Q17
3Q22
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months. **Note 2:** 'Number of products per active customer' refers to the number of active products an active customer has. **Note 3:** 'Monthly ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 4:** The averages are calculated for the entire user base for each metric, respectively. **Source:** Nu.

Triple-digit Revenue Growth Sustained by Customer Growth and ARPAC Expansion



ARPAC (US$)
YoY: 61% FXN
4.9
5.6
6.7
7.8
7.9
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22



Revenues (US$MM)
YoY: 171% FXN
481
636
877
1,158
1,307
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Compounding Effect of Customer Addition and Rising Limits Driving Purchase Volume


Purchase Volume (US$Bn)
YoY: 75% FXN
Credit Card: 62% FXN
Prepaid Card: 105% FXN
12.1
3.7
8.4
14.4
4.8
9.6
15.9
5.3
10.6
20.0
6.9
13.1
21.2
7.6
13.6
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22


Purchase Volume per Customer
FXN US$ month/ customer
$350
$300
$250
$200
$150
$100
$50
$0
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65
Average: US$ 104
Q1'17
Q3'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** The average represents the average monthly purchase volume per customer defined as the total purchase volume of the period divided by the number of months in the period, divided by the average number of individual customers during the period (average number of individual customers is defined as the average of the number of monthly customers at the beginning of the period measured, and the number of monthly customers at the end of the period). **Source:** Nu.

Strong Loan Growth, Despite FX Devaluation and Stable Personal Loan Origination


Total Portfolio (US$Bn)
Credit Card
Personal Loans
YoY: 83% FXN
Credit Card: 77% FXN
Personal Loans: 111% FXN
5.3
0.9
4.4
6.6
1.4
5.2
8.8
2.0
6.8
9.1
2.0
7.2
9.7
1.9
7.8
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22


Total Portfolio (%)
17%
83%
21%
79%
23%
77%
21%
79%
20%
80%
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Source:** Nu.

Gap to the Market on Interest Earning Portfolio (IEP) Narrows as Nu Expands Financing Features


Credit Card IEP Evolution
(as % of Receivables)
Nu Installments IEP CC Balance
Nu Revolving CC Balance
Nu Non-IEP Balance
Mkt Intallments IEP CC Balance
Mkt Revolving CC Balance
Mkt Non-IEP Balance
89%
6%
5%
78%
13%
9%
Q3'21
89%
5%
6%
78%
13%
9%
Q4'21
86%
6%
8%
76%
15%
9%
Q1'22
85%
6%
8%
75%
15%
10%
Q2'22
83%
7%
10%
74%
17%
10%
Q3'22

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 2:** All data presented is for Brazil only. **Note 3:** Nu Installments IEP includes 'Boleto payments': allows customers to use their credit card for paying bills in installments; 'Purchase financing': allows customers to transform existing CC purchases in installments, directly in the app; 'PIX Financing': allows customers to make PIX transactions using their credit card limit. **Note 4:** Market balances excluding Nu. **Source:** Nu, Brazilian Central Bank.

Sustained Tighter Credit Conditions on Personal Loans During the Quarter



Origination (R$Bn)
EOP avg. rate
YoY: 39%
BRL
3.3
4.9
4.5
4.8
4.6
4.2%
3.9%
4.0%
5.6%
5.5%
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: Amounts are presented in BRL. **Note 2:** Rates presented are the originations average rate for the last month of each quarter. **Source:** Nu.

Deposits Grow Despite Money Boxes Ramp-Up, While Funding Cost Gradually Declines



Deposits (US$Bn)
Cost of Funding as Percentage of CDI (%)
YoY: 73% FXN
8.1
9.7
12.6
13.3
14.0
98%
98%
98%
98%
95%
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22



Money Boxes Evolution
(since launch)
Money Boxes Active Customers (MM)
AuM (US$ MM)
Launch July
0.1
0.1
0.1
0.2
0.5
1.3
1.6
1.6
1.7
22
26
26
37
82
165
215
256
287
0
2
4
6
8
10
12
Weeks since launch

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Rates presented are the average cost of funding as percentage of CDI of the quarter. **Note 3:** 'CDI' stands for the Brazilian Interbank Deposit rate. **Note 4:** 'AuM' stands for Assets Under Management. **Source:** Nu.

NIM Expected to Continue Expanding as Loans Outpace Deposits and Funding Cost is Optimized



NII & NIM
NII (US$ MM)
NIM (%)
7.7%
8.3%
8.5%
9.7%
11.1%
193.6
262.6
346.4
445.5
527.3
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. **Note 2:** 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. **Source:** Nu.

Cost to Serve Remains Stable Implying Scale Benefits



Cost to Serve per Active Customer (US$)
YoY: 0%
FXN
0.8
0.9
0.7
0.8
0.8
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Cost to serve' is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Gross Profit Margin Expansion After Sequential Compressions



Gross Profit (US$MM)
Gross Margin
47%
36%
34%
31%
33%
YoY: 90% FXN
223.9
226.9
294.1
363.5
427.0
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Improving Operating Leverage as Business Continues to Scale



Efficiency
NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
Efficiency Ratio Ex. SBC
91.6%
68.6%
213.3
(195.3)
72.7%
278.9
57.4%
(202.7)
72.3%
379.5
60.7%
(274.3)
75.8%
459.0
56.1%
(347.8)
604.2
65.6%
52.7%
(396.2)
750.0
58.2%
50.2%
(436.1)
847.0
55.1%
45.8%
(466.4)
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. **Note 2:** 'F&C' stands for Fee and Commission Income. **Note 3:** Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. **Note 4:** 'SBC' refers to Share Based Compensation. **Note 5:** Costs include transactional costs and operating expenses. **Source:** Nu.

Sequential Improvement in Adjusted Net Income



Adj. Net Income (US$MM)
Net Income (Loss)
(34.3)
(66.3)
(45.1)
(29.9)
7.8
(1.2)
3.2
10.1
17.0
63.1
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Best-In-Class Cost Structure is a Key Long-term Strategic Differential

nu

The Four Cost Pillars of Retail Financial Services

COST TO ACQUIRE	COST TO SERVE	COST OF RISK	COST OF FUNDING
$6 per Customer	**$0.8** Monthly Avg. per Active Customer	**4.7%** Consumer Finance Delinquency Rate	**$14.0Bn** Deposits
~$2 is paid marketing	~85% lower than incumbents	~30% lower than Brazilian industry	~91% of CDI

Driving sustainable competitive advantages against both incumbents and fintechs

Note 1: Cost to Acquire and Cost to Serve consider consolidated figures. Cost of Risk and Cost of Funding for Brazil only. **Note 2:** Cost of Risk comparison versus the Market is done on a like-for-like basis, using Nu under the old write-off methodology versus the Brazilian system adjusted by the same income distribution of Nu's portfolio. **Note 3:** Cost of Funding as of September 2022. **Note 4:** 'CDI' stands for the Brazilian Interbank Deposit rate. **Note 5:** Cost to Acquire presented from January 2019 until September 2022 on an FX neutral basis. **Note 6:** Cost to Acquire consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing. **Source:** Nu.

Q3 2022
Credit Underwriting


Marina Costa

Delinquency Continued to Increase Following Macro Trends



15-90 NPLs
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22



90+ NPLs
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: 'NPL' is nonperforming loan. **Note 2:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 3:** Information presented for Brazil only. **Source:**

Nu Has Shown Superior Credit Underwriting Across All Income Bands For Credit Cards

NPL 90+ By Income Band

Defined by Minimum Wage (MW)



<1x MW
12.9%
8.3%
6.5%
5.5%
Jan-19
Aug-22
1x to 2x MW
13.2%
8.8%
5.8%
5.7%
Jan-19
Aug-22
2x to 3x MW
9.1%
6.7%
5.3%
4.7%
Jan-19
Aug-22
3x to 5x MW
6.7%
5.2%
4.6%
3.8%
Jan-19
Aug-22
5x to 10x MW
4.6%
4.2%
3.9%
3.1%
Jan-19
Aug-22
10x to 20x MW
3.2%
3.5%
2.6%
2.6%
Jan-19
Aug-22
Nu
Market



Balance Breakdown
2%
5%
14%
22%
21%
25%
11%
13%
13%
19%
17%
13%
18%
7%
nu
Market
<1 MW
1 - 2 MW
2 - 3 MW
3 - 5 MW
5 - 10 MW
10 - 20 MW
Other

Note 1: Credit card delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due for 90 days, divided by the total credit balance. **Note 2:** 'NPL' is a nonperforming loan, where a borrower is 90 days past due. **Note 3:** 'MW' refers to minimum wage (at R$ 1,212 per month as of 2022). **Note 4:** Data presented until August 2022. **Note 5:** Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Source:** Nu, Brazilian Central Bank - SGS/SCR, Company Reports.

Nu Has Shown Superior Credit Underwriting Across All Income Bands For Consumer Finance

BASED ON INTERNAL ESTIMATES

NPL 90+ By Income Band

Defined by Minimum Wage (MW)



<1x MW
8.3%
5.5%
14.0%
8.7%
Jan-19
Aug-22
1x to 2x MW
8.8%
5.8%
13.8%
7.8%
Jan-19
Aug-22
2x to 3x MW
6.7%
5.3%
10.6%
6.4%
Jan-19
Aug-22
3x to 5x MW
5.2%
4.6%
8.0%
5.2%
Jan-19
Aug-22
5x to 10x MW
4.2%
3.9%
5.7%
4.1%
Jan-19
Aug-22
10x to 20x MW
3.2%
3.5%
3.5%
2.2%
Jan-19
Aug-22
Nu
Market



Balance Breakdown
2%
4%
13%
22%
21%
27%
11%
14%
13%
19%
17%
12%
18%
7%
nu
Market
<1 MW
1 - 2 MW
2 - 3 MW
3 - 5 MW
5 - 10 MW
10 - 20 MW
Other

Note 1: Consumer finance delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due over 90 days, divided by the total credit balance. **Note 2:** 'NPL' is a non-performing loan, where a borrower is 90 days past due. **Note 3:** 'MW' refers to minimum wage (at R$ 1,212 per month as of 2022). **Note 4:** Data presented until August 2022. **Note 5:** For the purpose of this analysis, Nu's NPL ratios are calculated using 360+ days write-off methodology. For the industry, we estimated collateralized lines reported inside Personal Loans (ex-Payroll) evolving from 10% in Jan-2019 to 28% in Aug 2022. In addition, to estimate NPL ratios for those collateralized lines over the period analyzed, we used NPL ratios evolution of other collateralized products in Brazil, such as mortgages, payroll and auto financing as benchmarks. Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Source:** Nu, Brazilian Central Bank - SGS/SCR, Company Reports.

Risk-Adjusted NIM Improvement Shows that
Nu is Adequately Pricing for Credit Risk



CLA & Risk Adj. NIM
CLA (US$ MM)
Risk Adj NIM (%)
1.3%
2.1%
2.6%
2.0%
1.7%
2.3%
3.2%
71.3
82.7
127.0
199.7
275.7
338.5
375.2
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: 'CLA' stands for Credit Loss Allowance Expenses. **Note 2:** 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. **Source:** Nu.

Wrapping up...

nu

PROFITABILTY	NPS	MARKET
High Growth & Profitability	**Best-in-class UX**	**Market Leader in LatAm**
Revenues **+171% FXN YoY** Net Income of **US$ 7.8MM**	**2x NPS** vs the industry across **all markets**	**#1** card issuer **6th largest** player

Driving sustainable competitive advantages against both incumbents and fintechs

Note 1: 'UX' stands for User Experience. **Note 2:** '6th largest player' in terms of active customers. **Note 3:** '#1 card issuer' in terms of new cards in the countries Nu operates. **Note 4:** 'NPS' stands for Net Promoter Score. **Source:** Nu.

Q&A





Appendix

Strong Capital and Liquidity Position to Navigate the Cycle


Capital Position (US$Bn)
Capital Excess
Nu Holdings Cash & Equivalents
~5x
~4x
0.8
0.3
0.5
1.0
0.2
0.8
3.8
2.8
0.2
0.8
NuFIN Capital Position
Prudential Conglomerate
Nu Holdings


Liquidity Position (US$Bn)
LDR
25%
3.5
14.0
Interest Earning Portfolio
Total Deposits

Note 1: The first bar considers a CAR of 10.5% for Nu Financeira S.A., our main financial institution, as of September 2022, according to CMN Resolution No. 4.955/21, and excludes US$71M of capital requirements applicable to Nu Pagamentos S.A., our main payment institution, on the same date, according to Circular No. 3681/13. The second and third bars consider a CAR of 6.75% from BCB Resolution No. 200/22, applicable to the conglomerate led by Nu Pagamentos S.A. starting in January 2023. **Note 2:** 'LDR' stands for Loan to Deposit Ratio. **Source:** Nu.

NPL Formation Increasing Following Macro Trends



NPL Formation
2.5%
2.9%
2.6%
1.9%
2.0%
1.9%
1.6%
1.6%
2.6%
1.1%
0.4%
0.9%
1.8%
1.7%
1.6%
2.1%
2.9%
3.0%
2.2%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22

Note 1: 'NPL' is a nonperforming loan. Note 2: NPL Formation calculated as the delta balance of the NPL 90+ plus the write-offs of the period divided by the total balance of previous period. Source: Nu.

Evolution of Coverage Ratios



Coverage Ratio Over Total Balance
6.2%
6.6%
6.3%
5.5%
6.0%
8.8%
8.7%
7.7%
9.0%
8.6%
7.9%
7.4%
7.8%
7.2%
7.5%
8.1%
9.1%
9.7%
10.6%
9.3%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22



Coverage Ratio Over NPL 90+
121%
123%
113%
110%
118%
173%
175%
170%
180%
139%
151%
199%
263%
242%
238%
257%
264%
235%
223%
185%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: Includes both credit card and personal loans. **Note 2**: The information presented is for Brazil only. **Note 3**: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Source**: Nu.

Credit Card: Superior Asset Quality Even Adjusted by Growth

LAGGED NPL 90+ By Income Band

Defined by Minimum Wage (MW)



<1x MW
12.2%
12.1%
16.2%
9.9%
Jan-19
Aug-22
1x to 2x MW
11.7%
8.2%
15.8%
7.5%
Jan-19
Aug-22
2x to 3x MW
8.5%
5.9%
10.8%
6.8%
Jan-19
Aug-22
3x to 5x MW
6.7%
4.8%
8.3%
5.4%
Jan-19
Aug-22
5x to 10x MW
5.6%
3.2%
5.6%
4.0%
Jan-19
Aug-22
10x to 20x MW
3.9%
2.7%
3.4%
3.2%
Jan-19
Aug-22
Nu
Market



Balance Breakdown
2%
5%
14%
22%
21%
25%
11%
13%
13%
19%
17%
13%
18%
7%
Market
<1 MW
1 - 2 MW
2 - 3 MW
3 - 5 MW
5 - 10 MW
10 - 20 MW
Other

Note 1: Credit card delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due for 90 days, divided by the average credit balance between the last twelve and four months. **Note 2:** NPL is a nonperforming loan, where a borrower is 90 days past due. **Note 3:** MW refers to minimum wage (at R$ 1,212 per month as of 2022). **Note 4:** Data presented until August 2022. **Note 5:** Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Source:** Nu, Brazilian Central Bank - SGS/SCR, Company Reports.

Consumer Finance: Superior Asset Quality Even Adjusted by Growth

BASED ON INTERNAL ESTIMATES

LAGGED NPL 90+ By Income Band

Defined by Minimum Wage (MW)



<1x MW
12.2%
12.3%
17.4%
13.2%
Jan-19
Aug-22
1x to 2x MW
11.7%
8.4%
16.3%
10.5%
Jan-19
Aug-22
2x to 3x MW
8.6%
6.0%
12.3%
9.4%
Jan-19
Aug-22
3x to 5x MW
6.7%
4.9%
9.6%
7.6%
Jan-19
Aug-22
5x to 10x MW
5.6%
3.3%
6.8%
5.4%
Jan-19
Aug-22
10x to 20x MW
3.9%
2.7%
4.3%
4.1%
Jan-19
Aug-22
Nu
Market



Balance Breakdown
2%
4%
13%
22%
21%
27%
11%
14%
13%
19%
17%
12%
18%
7%
Market
<1 MW
1 - 2 MW
2 - 3 MW
3 - 5 MW
5 - 10 MW
10 - 20 MW
Other

Note1: Consumer finance delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due over 90 days, divided by the average credit balance between the last twelve and four months. **Note 2:** NPL is a non-performing loan, where a borrower is 90 days past due. **Note 3:** MW refers to minimum wage (at R$ 1,212 per month as of 2022). **Note 4:** Data presented until August 2022. **Note 5:** For the purpose of this analysis, Nu's NPL ratios are calculated using 360+ days write-off methodology. For the industry, we estimated collateralized lines reported inside Personal Loans (ex-Payroll) evolving from 10% in Jan-2019 to 28% in Aug 2022. In addition, to estimate NPL ratios for those collateralized lines over the period analyzed, we used NPL ratios evolution of other collateralized products in Brazil, such as mortgages, payroll and auto financing as benchmarks. Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Source:** Nu, Brazilian Central Bank - SGS/SCR, Company Reports.

Portfolio Growth Remains Strong on an FX Neutral Basis



Total Portfolio (US$Bn, FX Neutral)
Credit Card
Personal Loans
YoY: 83%
FXN
Credit Cards: 77% FXN
Personal Loans: 111% FXN
5.5
0.9
4.5
7.0
1.5
5.5
7.9
1.8
6.1
8.8
1.9
7.0
9.7
1.9
7.8
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: All amounts are presented gross of provisions. **Note 2:** Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** Figures consider the changes to the write-off estimates implemented in the Second Quarter of 2022. **Source:** Nu.

Triple-digit Revenue Growth Sustained by Customer Growth and ARPAC Expansion



ARPAC (US$, FX Neutral)
YoY: 61% FXN
4.9
5.7
5.8
7.6
7.9
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22



Revenues (US$MM, FX Neutral)
YoY: 171% FXN
482
679
846
1,098
1,307
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Compounding Effect of Customer Addition and Rising Limits Driving Purchase Volume



Purchase Volume (US$Bn, FX Neutral)
YoY: 75% FXN
Credit Card: 62% FXN
Prepaid Card: 105% FXN
12.1
3.7
8.4
Q3'21
15.4
5.2
10.2
Q4'21
15.3
5.1
10.2
Q1'22
19.0
6.6
12.4
Q2'22
21.2
7.6
13.6
Q3'22

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** The average represents the average monthly purchase volume per customer defined as the total purchase volume of the period divided by the number of months in the period, divided by the average number of individual customers during the period (average number of individual customers is defined as the average of the number of monthly customers at the beginning of the period measured, and the number of monthly customers at the end of the period). **Source:** Nu.

NIM Expected to Continue Expanding as Loans Outpace Deposits and Funding Cost is Optimized

NII & NIM (US$ MM, FX Neutral)



NII (US$ MM)
NIM (%)
7.6%
8.6%
9.3%
9.5%
11.1%
194.0
280.3
333.9
422.7
527.3
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: 'NII' (Net Interest Income) is calculated as interest income and gains (losses) on financial instruments minus interest and other financial expenses. **Note 2:** 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. **Note 3:** Amounts are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Cost to Serve Remains Stable Implying Scale Benefits



Cost to Serve per Active Customer (US$, FX Neutral)
YoY: 0%
FXN
0.8
0.9
0.6
0.8
0.8
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Cost to serve' is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Gross Profit Margin Expansion After Sequential Compressions



Gross Profit (US$MM, FX Neutral)
Gross Margin
47%
36%
34%
31%
33%
YoY: 90% FXN
224.4
242.2
283.5
344.9
427.0
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Portfolio Growth Continues to be the Main Driver of Provision Balance Increase



Provision Balance Bridge (US$MM, FX Neutral)
942
169
15
1,126
Q2 ECL
Growth
Other
Q3 ECL

Note 1: The information presented is for Nu Holdings and includes both credit card and personal loans provision balance. **Note 2:** Amounts presented in FX neutral. **Note 3:** In Q2 2022, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Source:** Nu.

Nu is in the Sweet-spot of Demographics


Age Distribution
Brazil
15%
20%
19%
17%
28%
23%
33%
13%
23%
8%
18-25
26-35
36-45
46-55
56+


Income Distribution
Brazil
37%
33%
14%
9%
5%
21%
35%
20%
15%
6%
<= 1 MW
1-2 MW
2-3 MW
3-5 MW
5-10 MW
10-20 MW
>20 MW

Note 1: 'MW; refers to minimum wage (at R$ 1,212 per month as of 2022). Note 2: Data presented for Brazil only. Note 3: All data as of September 2022. Source: IBGE, Nu.

Non-IFRS Financial Measures and Reconciliations

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for expenses and allocated tax effects on share-based compensation in such period.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

- Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired.
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their income tax effects, do not necessarily reflect how our business is performing at any particular time and the related expenses (and their subject impacts in the market value of our assets and liabilities) are not key measures of our core operating performance.

Adjusted Net Income (Loss) is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies.

Non-IFRS Adj. Net Income Reconciliations

	As reported For the three months ended September 30, 2022		
	2022	2021	2020
Adjusted Net Income (Loss) (em US$ milion)			
Profit (Loss) attributable to shareholders of the parent company	7.8	(34.2)	(32.6)
Share-based compensation	78.9	43.9	13.3
Allocated Tax Effects on Share-Based Compensation	(23.6)	(10.9)	(3.2)
Adjusted Net Income (Loss)	63.1	(1.2)	(22.5)

	FX neutral For the three months ended September 30, 2022		
	2022	2021	2020
Adjusted Net Income (Loss) (em US$ milion)			
Profit (Loss) attributable to shareholders of the parent company	7.8	(34.3)	(33.7)
Share-based compensation	78.9	44.0	13.8
Allocated Tax Effects on Share-Based Compensation	(23.6)	(10.9)	(3.3)
Adjusted Net Income (Loss)	63.1	(1.2)	(23.2)

Non-IFRS Financial Measures and Reconciliations

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended September 30, 2021 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended September 30, 2021 (R$5.269 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended September 30, 2022 (R$5.258 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended September 30, 2022.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended September 30, 2022 and 2021 as reported by Bloomberg.

Non-IFRS Financial Measures and Reconciliations

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of September 30, 2021, by the spot Brazilian reais/U.S. dollars exchange rates as of this date (R$5.4429 to US$1.00), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of September 30, 2022 (R$5.4155 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on September 30, 2022. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian ("COP") entity is the Colombian Peso.

As of January 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.5295, MXN 20.5014 and COP 3,998.1929 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 5.3102, MXN 20.5336 and COP 3,947.0100 to US$ 1.00).

As of February 28, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.1929, MXN 20.4532 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1522, MXN 20.4692 and COP 3,937.9400 to US$ 1.00).

As of March 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9620, MXN 20.5400 and COP 3,798.9841 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7417, MXN 19.8699 and COP 3,771.0500 to US$ 1.00).

As of April 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.7543, MXN 20.0793 and COP 4,019.7900 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 4.9721, MXN 20.4280 and COP 3,960.9500 to US$ 1.00).

As of May 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9513, MXN 20.0219 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7336, MXN 19.6571 and COP 3,772.1000 to US$ 1.00).

As of June 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.0586, MXN 19.9912 and COP 3,941.5970 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2568, MXN 20.1183 and COP 4,155.1100 to US$ 1.00).

Non-IFRS Financial Measures and Reconciliations

As of July 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.3687, MXN 20.5260 and COP 4.395,2275 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 5.1733, MXN 20,3672 and COP 4.295,5200 to US$ 1.00).

As of August 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.1445, MXN 20.1315 and COP 4.336,7423 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1839, MXN 20,1382 and COP 4.429,1700 to US$ 1.00).

As of September 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.2357, MXN 20.0617 and COP 4.448,6386 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.4155, MXN 20,1382 and COP 4.608,7500 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

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